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January 30, 2009

VIA EDGAR

David Burton
Staff Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549-7010

Re:	Solitron Devices, Inc.
Item 4.01 Form 8-K
Filed January 23, 2009
File No. 1-04978

Dear Mr. Burton:

On behalf of Solitron Devices, Inc. (the “Company”), we hereby respond to the Staff’s comment letter, dated January 26, 2009, regarding the above-referenced Form 8-K.  Please note that, for the Staff's convenience, we have recited the Staff's comments in boldface type and provided our response to each comment immediately thereafter.

Form 8-K dated January 19, 2009

Item 4-01.  Changes in Registrant’s Certifying Accountant

1.
Please state whether, during your two most recent fiscal years and the subsequent interim period through January 19, 2009 before your former auditor was dismissed, you had any disagreements with your former auditor on any matter of accounting principle or practice, financial statement disclosure, or auditing scope or procedure.

David Burton
Staff Accountant
January 30, 2009

We have today filed Amendment No. 1 to the Company’s Current Report on Form 8-K (the “Amendment”).  The Amendment contains the appropriate language.

2.
To the extent that you amend the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountant stating whether the accountant agrees with your Item 304 disclosures, or the extent to which the accountant does not agree.

The Amendment contains an updated Exhibit 16 letter from the Company’s former accountant.

*           *           *

In connection with responding to the Commission’s comments, the Company acknowledges the following:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe the responses provided above fully address the Staff's comments.  If you have any questions, please call me at (305) 982-5581.

Sincerely,

AKERMAN SENTERFITT

/s/ Michael Francis
Michael Francis
For the Firm

cc:	Solitron Devices, Inc.
Shevach Saraf

DeLeon & Company, P.A.
Julio DeLeon